

April 16, 2014

Via E-mail
Carol B. Yancey
Chief Financial Officer
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

> **Re:** **Genuine Parts Company**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-05690**

Dear Ms. Yancey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Signatures, page 35

1. Please refer to comment 2 in our letter to you dated April 26, 2010 and your response to that letter dated May 6, 2010. Consistent with your prior response, please revise the second half of your signature page to include the signature of your principal financial and accounting officer so that she signs the Form 10-K on behalf the registrant in her capacity as the principal financial and accounting officer. Refer to General Instruction D(2)(a) to Form 10-K.

Notes to the Financial Statements

Note 9. Acquisitions, page F-26

2. We note your disclosure that you determined the fair value of the 30% equity interest of EGC held immediately prior to the acquisition using a market and income approach, with the assistance of a third-party valuation firm. Please tell us, and revise your disclosure to discuss the significant assumptions used in the valuation of the equity interest. See guidance in ASC 805-10-50-2(g)(4).

3. We note that the allocation of the purchase price of your additional 70% interest in EGC included an allocation to the fair value of inventory and intangible assets, which consisted of customer relationships, trademarks, and non-competition agreements. Please explain to us how you determined or calculated the fair value of both inventory and intangible assets. Your response should include the nature of all significant assumptions used in your valuation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3789 or Justin Dobbie at (202) 551-3469 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief